MOBIVENTURES, INC.
c/o CDC Services of Nevada, Inc.
502 East John Street
Carson City, NV 89706

July 21, 2008

Mr. Mark P. Shuman
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-7010

Re:       MobiVentures, Inc.
Registration Statement on Form S-1
Filed May 28, 2008
File No. 333-151216

Quarterly Report on Form 10-Q for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 000-51855

Dear Mr. Shuman:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), we are providing this letter in response to certain comments made in the Commission’s letter dated June 24, 2008 regarding the Company’s Registration Statement on Form S-1 filed on May 28, 2008 (the “Registration Statement”) and Quarterly Report on Form 10-Q filed on May 15, 2008. We are providing this letter contemporaneously with our Amendment No. 1 to the Registration Statement (the “Amendment”).

Form S-1

General

COMMENT 1:
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debenture).

RESPONSE:
The total dollar value of the securities underlying the convertible debentures that we have registered for resale is $1,218,790, as calculated by multiplying the number of underlying securities registered for resale (12,187,900) by the market price per share of such securities ($0.10) as of the date of the sale, March 31, 2008 (as set forth below). We have disclosed this information in the “Prospectus Summary—The Offering” section of the Amendment.

Amount of Shares Registered for Resale	Market Price/Share on Date of Sale (March 31, 2008)	Total Value of Shares to be Registered for Resale
12,187,900	$0.10	$1,218,790

Mr. Shuman
July 21, 2008

COMMENT 2:
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling shareholder, any affiliate of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footdebenture disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debenture and the total possible payments to the selling shareholder and any of its affiliates in the first year following the sale of convertible debenture.

RESPONSE:
In response to the Commission’s comment, we have provided the following and have disclosed the same in the “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Fees Paid (and To Be Paid) Pursuant to Trafalgar Transaction” section of the Amendment:

Structure Fee to Trafalgar	Due Diligence Fee to Trafalgar		Fee in Lieu of Warrants to Trafalgar		Commitment Fee to Trafalgar		Loan Commitment Fee to Trafalgar		Finder’s Fees - Cash Based		Finder’s Fees - Stock Based
$17,500(1)	$10,000	(2)	$40,000	(3)	$120,000	(4)	$40,000	(5)	$140,000	(6)	$288,477	(6)

(1)	The Company agreed to pay $17,500 in structure fees under the Securities Purchase Agreement with Trafalgar.
(2)	The Company agreed to pay $10,000 in due diligence fees under the Securities Purchase Agreement with Trafalgar.
(3)	In lieu of warrants to Trafalgar, the Company agreed to pay a fee equal to two percent (2%) of the $2,000,000 principal amount of the debentures.
(4)	The Company agreed to pay a commitment fee equal to six percent (6%) of the $2,000,000 principal amount of the debentures.
(5)	The Company agreed to pay a loan commitment fee equal to two percent (2%) of the $2,000,000 principal amount of the debentures.
(6)
The Company agreed to pay finder’s fees in the aggregate amount of seven percent (7%) of the $2,000,000 principal amount of the debentures to two (2) finders, Divine Capital Markets LLC and Knightsbridge Holding, LLC. The Company also agreed to issue warrants to purchase up to 1,250,000 shares of common stock at an exercise price of $0.04 per share to Divine Capital Markets LLC and to issue shares of common stock equaling 1.99% of the outstanding shares of the Company to Knightsbridge Holding, LLC.

Gross Amount of Payment(1)	Total Maximum Cash Payments(2)	Net Cash Proceeds to Company(3)
$2,000,000	$367,500	$1,632,500

(1)	Total gross proceeds payable to the Company.
(2)
Total maximum non principal and interest related payments payable by the Company in connection with the Trafalgar transaction, excluding potential liquidated damages payments and stock based finder’s fees.

(3)	Total net proceeds to the Company calculated by subtracting the result from footnote (2) from the result of footnote (1).

Mr. Shuman
July 21, 2008

Total Payment to Trafalgar During the First Year Following the Sale

Interest	Redemption Premium
$157,871	$142,534

COMMENT 3:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible debenture, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible debenture" means the securities underlying the debenture that may be received by the person identified as the selling shareholder]:

•	the market price per share of the securities underlying the convertible debenture on the date of the sale of the convertible debenture;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible debenture, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible debenture; and

•
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible debenture (assuming no interest payments and complete conversion throughout the terns of the debenture);

•
the combined market price of the total number of shares underlying the convertible debenture, calculated by using the market price per share on the date of the sale of the convertible debenture and the total possible shares underlying the convertible debenture;

Mr. Shuman
July 21, 2008

•
the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholder may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE:
In response to the Commission’s comment, we have provided the following and have disclosed the same in the “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Profit to Selling Stockholder” section of the Amendment:

Conversion Price	Debenture Value	Total Number of Possible Shares	Market Price at March 31, 2008	Total Value of Total Shares	Total Discount	Change in Price Per Share(1)
$0.0875	$2,000,000	22,857,143	$0.10	$2,285,714	$285,714	-

(1)
If the Company defaults on its mandatory redemption obligations under the convertible debenture, Trafalgar will have the right to convert such debenture into shares of Company common stock at a conversion price equal to eighty-five percent (85%) of the lowest daily closing bid price on such common stock, as quoted by Bloomberg, L.P., for the ten (10) trading days immediately preceding thee date of conversion.

COMMENT 4:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

Mr. Shuman
July 21, 2008

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•
if the conversion/exercise price per shave is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security said the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise, price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE: The Selling Stockholder does not own any other derivative securities of the Company.

COMMENT 5:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible debenture transaction;

Mr. Shuman
July 21, 2008

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debenture and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to Comment 3 or Comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible debenture as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible debenture, as well as the amount of that resulting percentage averaged over the term of the convertible debenture.

RESPONSE:
In response to the Commission’s comment, we have provided the following and have disclosed the same in the “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Net Proceeds to the Company” section of the Amendment:

Gross Proceeds Paid to the Company	All Cash Payments Made By the Company	Net Cash Proceeds to the Company	All Stock Based Payments Made By the Company	Total Possible Discount to Market Price	Combined Total Possible Profit and Payments Made By the Company	%(1)	Average % Over the Term of the Trafalgar Debenture (2)
$2,000,000	$367,500	$1,632,500	$288,477	$285,714	$941,691	58%	29%

(1)
This column shows the total amount of all possible payments made by the Company and the total possible discount to the market price of the shares underlying the Trafalgar Debentures divided by the net cash proceeds to the Company from the sale of the Trafalgar Debentures.

(2)	This column shows the average percentage of the resulting value from footnote (1) above, averaged over the term of the Trafalgar Debentures.

COMMENT 6:
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

Mr. Shuman
July 21, 2008

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE:	The Company has not entered into any prior securities transactions with the Selling Stockholder.

COMMENT 7:	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•
the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

Mr. Shuman
July 21, 2008

•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:
In response to the Commission’s comment, we have provided the following and have disclosed the same in the “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Other Information Related to the Common Stock” section of the Amendment:

Number of Shares Outstanding Prior to Transaction Held By Persons Other Than the Selling Stockholder, its Affiliates, or Affiliates of the Company	Number of Shares Registered For Resale By the Selling Stockholder in Prior Registration Statements	Number of Shares Registered for Resale by the Selling Stockholder of its Affiliates That Continue to be Held by the Selling Stockholder or its Affiliates	Number of Shares That Have Been Sold In Registered Resale Transactions By the Selling Stockholder or its Affiliates	Number of Shares Registered for Resale On Behalf Of the Selling Stockholder or its Affiliates in the Current Transaction
31,663,752	0	0	0	12,187,900

COMMENT 8:	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether - based on information obtained from the selling shareholder - the selling shareholder has an existing short position in the company's common stock and, if the selling shareholder has an existing short position in the company's stock, the following additional information:

•	the date on which the selling shareholder entered into that short position; and

•
the relationship of the date on which the selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debenture transaction, before the tiling or after the filing of the registration statement, etc.).

Mr. Shuman
July 21, 2008

RESPONSE:
We have the intention, and a reasonable basis to believe that we will have the financial ability to make all payment on the overlying securities, and we have previously disclosed this in the “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Net Proceeds to the Company” section of the Registration Statement and continue to disclose this in the Amendment in the section titled “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Net Proceeds to the Company”. Based on information obtained from the Selling Stockholder, we are not aware of and do not believe that the Selling Stockholder has an existing short position in our common stock, and we have disclosed this in the “Selling Stockholder—Additional Information Regarding the Trafalgar Transactions—Net Proceeds to the Company” section of the Amendment.

COMMENT 9:	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or [any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debenture.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE:	We have not had in the last three years, nor do we intend to have, any relationships or arrangements with the Selling Stockholder.

COMMENT 10:
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Stockholder" section of the prospectus.

Mr. Shuman
July 21, 2008

RESPONSE:
The number of shares which we seek to register represented slightly less than one-third (1/3) of the Company’s public float as of April 28, 2008. The Company computed its “public float” by subtracting the aggregate amount of shares held by each beneficial owner of more than five percent (5%) of the Company’s common stock and by each of the current directors and executive officers of the company as of April 28, 2008 (70,711,151 shares of common stock) from the total amount of shares of the Company’s common stock outstanding as of April 28, 2008 (107,274,903 shares of common stock), which resulted in a public float of 36,563,752 shares of common stock (the “Public Float Shares”) as of April 28, 2008. The amount of shares of common stock representing one-third (1/3) of the Public Float Shares was 12,187,917 shares of common stock; an amount slightly greater than the 12,187,900 shares of common stock which we seek to register.

COMMENT 11:
With respect to the shares to be offered for resale by Trafalgar, please disclose in a footnote to the selling securityholder table the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

RESPONSE:
In response to the Commission’s comment above, we have moved such disclosure from its location in the “Selling Stockholder—Trafalgar Capital Specialized Investment Fund, Luxembourg (Trafalgar)” section to the Selling Stockholder table, as a footnote, in the Amendment.

Part II

Item 17. Undertakings, page II-7

COMMENT 12:	It appears that you have omitted the undertakings called for by Item 512(a)(5) of Regulation S-K. Please revise your filing to include the appropriate item 512(a)(5) undertakings.

RESPONSE:	In response to the Commission’s comment above, we have revised the undertakings section by including the Item 512(a)(5) undertakings in the Amendment.

Signatures, page II-9

COMMENT 13:
We note the filing does not include the signature of your controller or principal accounting officer, or someone so designated. Please include this signature in your amended Form S-1. If Peter Ahman, the Chief Financial Officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in the amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

RESPONSE:	In response to the Commission’s comment above, we have revised our filing such that the signature of our Principal Accounting Officer has been included in the Amendment.

Mr. Shuman
July 21, 2008

Form 10-Q for quarter ended March 31, 2008

Item 4. Controls and Procedures. page 17

COMMENT 14:
We note the following disclosure regarding management's evaluation of your disclosure controls and procedures: "Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission (the "SEC")." These effectiveness conclusions are stated in terms that are more limited in scope than the definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusions of the CEO and CFO were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15. In addition, in future reports, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

RESPONSE:
In response to the Commission’s comment above, we hereby confirm that the effectiveness conclusions of our CEO and CFO were made with respect to the Company’s controls and procedures as that term is defined in Rule 13a-15. In future reports, we will clearly state whether our officers have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are accumulated and communicated to our management team, including the CEO and CFO, to allow timely decisions regarding required disclosure.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact Clayton E. Parker, Esq. at (305) 539-3306 or John D. Owens III, Esq. at (305) 539-3328.
.
Thank you very much for your consideration of this response.

Sincerely,

Nigel Nicholas